August 1, 2023

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Allurion Technologies, Inc., under the Exchange Act of 1934:

- Common stock, par value $0.0001 per share

- Warrants, each whole warrant exercisable to purchase 1.420455 shares of common stock at an exercise price of $8.10 per share of common stock

Sincerely,



New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com